Notice of Exempt Solicitation (CTAS)

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of Registrant: Cintas Corporation (CTAS)

Name of person relying on exemption: John Chevedden, Cintas Shareholder since 2020

Address of persons relying on exemption: POB 2673, Redondo Beach, CA 90278

These written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. John Chevedden does not beneficially own more than $5 million of the class of subject securities, and this notice of exempt solicitation is therefore being provided on a voluntary basis.

This is not a solicitation of authority to vote your proxy.

Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote by following the procedural instructions provided in the proxy materials.

Vote for Proposal 4 – A reasonable opportunity for Cintas shareholders to call for a special shareholder meeting

Vote against Joseph Scaminace for his long-term opposition to this rudimentary corporate governance improvement

Proposal 4 reforms the ridiculous Cintas requirement that 50% of Cintas shares outstanding must sign on in order to call for a special shareholder meeting. This is even more ridiculous because it can mean that more than 60% of the Cintas shares that vote at the annual meeting need to support a call for a special shareholder meeting.

Cintas gives no special reason for Cintas to be such an outlier with an extreme high percent of shares to call for a special shareholder meeting. It is stupid for Cintas to take such an extreme long-term stand against a rudimentary corporate governance improvement when Cintas stock has been flat in the past year while the stock market has been robust.

Cintas has had since 2022 to consider joining the vast majority of companies that have a much more reasonable percentage of shares needed to call for a special shareholder meeting.

Mr. Joseph Scaminace, Chair of the Cintas Governance Committee since 2022, deserves a resounding against vote for taking such an outlier position against a rudimentary corporate governance improvement.

Any argument that calling a special shareholder meeting is too cumbersome has little validity. In the vast majority of cases or in most cases, once a special meeting is called for by shareholders, the issues behind calling for a special shareholder meeting are quickly resolved.

With the widespread use of online shareholder meetings it is much easier for a company to conduct a special shareholder meeting online, in the unlikely event that a special shareholder meeting ultimately takes place, and the Cintas governing documents thus need to be updated accordingly.